82-35016




RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
182
SECTION

NEWS RELEASE

RIVERSTONE ANNOUNCES CLOSING OF PRIVATE PLACEMENT

August 17, 2007 **Symbol: RVS – TSX V**

SUPPL

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") has now closed its recently announced private placement of 8,100,000 units of the Company ("Units") at the price of $0.25 per Unit, each Unit consisting of one common share and one-half of one non-transferable warrant, each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.35 per share for a period of 12 months, until August 14, 2008. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until December 15, 2007 except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Finders fees were paid pursuant to the policies of the TSX Venture Exchange in the amount of Cdn$2,500 in cash and 330,000 finders' units with the same terms as the placees' Units.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations 403.240.0555
Ron Cooper, Investor Relations 604.986.0112

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

9/14

END